EXHIBIT 99.2

Medigus Awarded An Additional Supply Order for Miniature Video Cameras in
support of NASA’s Robotic Refueling Mission

- micro ScoutCam technology to be used in next generation VIPIR tool -

OMER, Israel, June 2, 2015 – Medigus Ltd. (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, announced today that the National Aeronautics and Space Administration (NASA) has awarded them with an additional supply order of Medigus’ micro ScoutCam™ technology, consisting of specially designed miniature video cameras and advance video processing equipment, for use on NASA’s Robotic Refueling Mission (RRM). The RRM is an experiment on the International Space Station (ISS) that has been demonstrating tools, technologies and techniques for on-orbit satellite servicing since 2011.

“We are extremely proud of this achievement, which was made possible by the company's vast experience in the field of miniature video cameras and video processing technologies, as well as its extensive know-how in the field of medical endoscopy,” said Chris Rowland, CEO, Medigus.

Medigus’ micro ScoutCam™ 1.2, at a mere 1.2mm diameter in size, is already being utilized as the borescope camera on NASA’s Visual Inspection Poseable Invertebrate Robot (VIPIR) tool. VIPIR is a robotic, maneuverable, borescope inspection tool that is designed to provide unique visual inspection capabilities in space and is being tested as part of the RRM. VIPIR was launched to the International Space Station in July 2014 on board the European Space Agency’s Automated Transfer Vehicle 5. NASA conducted RRM experiment operations on ISS with the tool in May 2015.

Pursuant to the order, Medigus will develop specially designed cameras, with a CMOS sensor, based on NASA’s specifications. Medigus will supply NASA with the specially designed cameras for implementation on the next generation of the VIPIR.

“It is quite an accomplishment to have secured an additional contract with NASA,” said Yaron Silberman, VP Sales and Marketing, Medigus. “It comes after NASA tested the robustness of our previously supplied camera in space, and we take it as a testament to NASA’s satisfaction with the quality of Medigus’ products.”  “We look forward to continuing our work with NASA’s talented team and tailoring our micro ScoutCam™ technology to their specifications,” he added.

micro ScoutCam™ technology provides versatility and is supported by key features including its miniature size, remarkable image quality, state of the art customizable optics, waterproof materials, and its adaptability in extreme temperatures. It can be tailored for both medical and industrial applications.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is a pioneer developer of a unique proprietary endoscopic device, the MUSE™ system, to treat gastroesophageal reflux disease (GERD), one of the most common chronic diseases in the western world. As an expert in micro-endoscopic devices, Medigus has developed a range of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras, including micro ScoutCam™ 1.2, which the company believes is the smallest in the world. These innovative cameras are suitable for both medical and industrial applications. The MUSE system incorporates Medigus’ revolutionary micro ScoutCam technology. Based on its proprietary technologies, Medigus designs and manufactures endoscopy and micro camera systems for partner companies, including major players in the medical and industrial fields. The company is committed to providing integrated solutions to meet all of its customer's imaging needs. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.microscoutcam.com.

About micro ScoutCam™ 1.2

Medigus has developed a revolutionary 1.2mm-diameter CMOS (complementary metal-oxide semiconductor) camera – which to the best of the company’s knowledge, is the smallest video camera in the world. This innovative camera is suitable for both medical and industrial applications. Centered around an advanced technology platform, micro ScoutCam™ 1.2 and Medigus’ related endoscopic technologies have already been implemented in the following medical fields: Gastroenterology, Bronchoscopy, Cardiovascular, ENT, Urology, Gynecology, General Surgery, Orthopedics, Dental and NOTES (Natural Orifice Trans-luminal Endoscopic Surgery). The cameras are also in use at leading industrial companies in a variety of applications such as remote non-destructive testing (NDT), micro drilling inspection, cavities inspection, tube inspection and robotics.

about the micro ScoutCam™ Portfolio

As an expert in micro-endoscopic devices, Medigus developed the micro ScoutCam™ portfolio, which consists of a variety of micro CMOS and CCD video cameras, and includes micro ScoutCam™ 1.2, which to the best of the company's knowledge, is the smallest in the world. micro ScoutCam technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications. Customization and seamless integration is at the forefront of the micro ScoutCam portfolio’s design. All micro ScoutCam cameras are manufactured at Medigus’ facilities, in a controlled environment, ISO 7 per the ISO 14644-1 Standard and 9001 for Quality Management System.

About The National Aeronautics and Space Administration (NASA)

NASA's missions, programs and projects are ensuring the United States will remain the world's leader in space exploration and scientific discovery for years to come, while making critical advances in aerospace, technology development and aeronautics.

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MEDIA CONTACT:
Chantal Beaudry / Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS:
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com

NASA CONTACT:
Dewayne Washington
NASA's Goddard Space Flight Center
301-286-0040
dewayne.a.washington@nasa.gov